82-2373

03 APR -8 AM 7:21

ERG
GROUP

Your ref
Our ref CMP-0014-01

28 March 2003

03007913

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Chairman's Address – Meeting of Convertible Noteholders attaching PowerPoint presentation; and
- Announcement entitled "ERG Listed Noteholders Approve $250 million Debt to Equity Conversion" attaching summary of proxies received in respect of each resolution.

Yours faithfully

Beth Jones

PROCESSED
APR 16 2003
THOMSON FINANCIAL

fo/ **Clare Barrett-Lennard**
Company Secretary

dlw 4/14

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr280303.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

File Ref.

03 APR -8 AM 7:21

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/03/2003

TIME: 13:33:19

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address - Meeting of Convertible Noteholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

28/03/2003 10:33

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 46134 as follows:
Release Time: 28-Mar-2003 13:33:17
ASX Code: ERG
File Name: 46134.pdf
Your Announcement Title: Address by the Chairman - Meeting of Convertible Noteholders

46134.pdf

Address by the Chairman – Meeting of Convertible Noteholders

28 March 2003

ERG

GROUP

Ladies and gentlemen, in my capacity as Chairman, I welcome you all to this meeting of Listed Convertible Noteholders. As there is a quorum present I now declare the meeting open.

Before we proceed to the formal business I would like to highlight briefly the importance of your support for the resolutions being considered today to the future success of ERG and consequently, to returns to you as investors.

Over the past months the Board has, with the assistance of global investment bank Babcock & Brown, been assessing a wide range of options for the Company to address the significant financial constraints created by ERG's debt dominated balance sheet.

In recent months you have seen ERG begin to clear away the delays which have held us back from revenue growth with trophy contracts like Sydney, Seattle and Washington DC. ERG has begun to pile on the runs in terms of new contract wins around the globe and we have convincingly won the debate about who has the best automated ticketing technology in the world.

A critical piece of the jigsaw that remains to be put in place to secure a reliable growth path for this Company is to transform our balance sheet so that it can properly underpin our operations. This depends on your decision today and subsequently all of our shareholders at the general meeting on 30 April 2003.

The key elements of the recapitalisation proposal, which were outlined at the Company's Annual General Meeting last November, are:

- conversion of the $250 million in listed convertible notes into equity at 15 cents per share;
- April Noteholder interest capitalisation;
- the restructure of some of ERG's other existing debt obligations;
- possible renounceable rights issue of up to $50 million of preference shares with free attaching Listed Options; and
- ten for one share consolidation.

The resolutions being considered today are part of this plan to build a solid capital base for the Company upon which it can exploit its technological advantage.

If noteholders and shareholders approve the resolutions:

- the interest payment of over $9 million due to noteholders on 1 April this year will be made by the issue of ERG shares;
- the conversion of $250 million in listed noteholder debt will be converted to equity at a conversion rate of 15 cents per share compared with $4.50 per share under the current terms of conversion; or, if this resolution is unsuccessful;

- the satisfaction of all future interest payments to noteholders will be made through the issue of ERG shares.

Each of these resolutions represents vital elements in the recapitalisation process. These proposals, I believe, represent the best, fairest and most balanced outcome for noteholders and shareholders alike.

Certainly, Ernst and Young Corporate Finance, the Independent Experts engaged by the Board, have concluded it is in the best interests of noteholders that the resolutions before today's meeting be fully supported.

The Directors further believe that the steps being undertaken to strengthen the Company's financial position, including the conversion of the notes, are in the best interest of all ERG stakeholders.

Despite the uncertainty and volatility that has characterised global markets over recent weeks, on any analysis, the pricing and conversion ratios for the conversion of your notes represent a significant premium. In addition, they offer the opportunity for you to share in any up side in the value of ERG shares above 15 cents, rather than the $4.50 threshold that noteholders currently face.

Importantly, the Board and the Independent Expert both agree there are clear, compelling imperatives for supporting the resolutions today.

ERG's technology is proven and operating successfully worldwide. Increasingly, ERG is seen in the market as the global leader with the unique capability of integrating its systems for use by multiple transit operators. With a significant technological lead on its competitors, ERG has excellent immediate prospects to secure further automated fare collection tenders and so build on the projects delivering long-term annuity like revenues.

However, there are currently significant barriers to continued growth which the recapitalisation proposal hopes to remove.

The Company's balance sheet is overwhelmed by the convertible note liability. Its cash flow and profitability are severely impacted by high levels of interest charges relating to the notes. The recapitalisation proposal will eliminate $250 million in liabilities from the balance sheet and extinguish $18.75 million of annual interest burden. It will create a balance sheet with a dramatically improved net asset position and we expect this to lead to tangible commercial benefits for the Group.

The pro forma balance sheet demonstrates the dramatic impact the recapitalisation proposal would have had on the ERG balance sheet had it occurred in full as at 31 December 2002.

This recapitalisation is critical at a time when ERG's customers continue to demand large, fully cash backed performance bonds despite the dramatic changes to the international insurance markets where these bonds were traditionally sourced. Clearly, a much stronger balance sheet than now exists will be required to source bonds through alternative means.

It is in this context the Directors are strongly recommending that the meeting support the resolutions to convert the listed notes to equity and to capitalise the $9 million April interest payment.

What is being put before you today is one part of an integrated plan of action undertaken by the Board and management to improve the Company's position and provide a solid financial foundation for future growth. Apart from the recapitalisation proposal we have put to you today:

1 We are reducing costs without sacrificing our R&D and service edge. Operating savings so far are in the vicinity of $30 million pa.

2 We are focusing on core strengths by exiting non-core assets and redeploying cash to core activities. As you know we have sold ECard and as we announced earlier this week, we have sold our interest in Proton World while retaining global access to key Proton technologies for 20 years. Combined, these sales will allow us to redeploy $65 million to core operations.

3 We are clearly securing market leadership with what I think is already an impressive win rate and portfolio of high profile transport system contracts in Asia, Australia, Europe and the United States.

The current projects we have been awarded alone, are expected to contribute an average of $230 million per year in revenue for the next five years. And these are mostly projects that run for up to ten years or more, and so will continue to contribute operating and maintenance revenue once the systems are installed.

Operationally, your Directors are satisfied that the Company is well placed following the tumultuous crash and re-evaluation of the technology sector. There is every reason to believe ERG has the products, the expertise and a clear growth path.

However, and despite the disappointments of recent years, it needs your backing for the recapitalisation proposal to get there. The recapitalisation is critical to completing ERG's return to reliable and sustainable earnings.

Your Directors, as well as the Independent Expert, have concluded that voting in favour of the resolutions to be considered by this meeting are in the best interests of noteholders.

We have made every effort to ensure the recapitalisation meets the needs of shareholders and noteholders, as well as the commercial needs of the Group.

It is important to note that the two largest noteholders, representing 46.5% of the notes on issue, have indicated they fully support the recapitalisation proposal and the conversion of the notes. We have received proxies representing approximately 77% of the notes on issue, and they have strongly supported all resolutions.

A S Murdoch
Chairman

Meeting of ERG Noteholders

to Consider Elements of the

Recapitalisation Proposal

Friday, 28 March 2003






Introductory remarks – Sandy Murdoch, Chairman

Question and Answer session

Formal Business – consideration of resolutions relating to the Recapitalisation Proposal

Agenda

Capital Reconstruction – Key Elements

Conversion of the $250m in listed convertible notes into equity at 15c per share

April Noteholder interest capitalisation

Restructuring of existing ERG debt

$50m renounceable rights issue of preference shares with free attaching listed options

Ten for one share consolidation

" … each of the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are, in our opinion, in the best interests of Noteholders."

(Page 4, report of the independent expert, Ernst & Young Corporate Finance)

Independent Expert's Opinion

Restructure Provides Strong Growth Platform

31 December 2002 – Pro Forma Balance Sheet

	Position as at 31.12.02 Reviewed	After Recapitalisation Proposal	After Recapitalisation Proposal & PWI Sale
Net Assets	$29m	$311m	$311m
Interest-Bearing Liabilities	$329m	$97m	$87m
Cash	$18m	$50m	$113m
Net Tangible Assets	($147m)	$135m	$212m
Interest-Bearing Debt to Equity	**1,134%**	**31%**	**28%**

Reduce costs – maintain service and R&D edge

Focus on core strengths – Review non-core assets

Secure market leadership – strengthen operational capacity

Reconstruction Integral Part of Bigger Plan

Awarded Major Projects – 5 Year Estimate

Revenue $ Million

	2003	2004	2005	2006	2007
Asia Pacific	93	94	118	126	91
Europe, Middle East & Africa	84	97	79	50	50
Americas	49	82	59	43	42
TOTAL	226	273	256	219	183

Questions & Answers






Resolution 1: Amending the Note Trust Deed

Resolution 2: Approving the April Interest Conversion

Resolution 3: Approving the Listed Note Conversion

Resolution 4: Approving the Future Interest Capitalisation

Formal Business – Consideration of Resolutions

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/03/2003

TIME: 14:33:02

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Listed Noteholders Approve $250m Debt to Equity Conversion

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

28/03/2003 11:33

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 46148 as follows:
Release Time: 28-Mar-2003 14:32:57
ASX Code: ERG
File Name: 46148.pdf
Your Announcement Title: ERG Listed Noteholders Approve $250 million Debt to Equity C

46148.pdf

DATE 28 March 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE + 61 8 9273 1879

FAX + 61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Listed Noteholders Approve $250 million Debt to Equity Conversion

Holders of ERG Limited listed convertible notes today agreed to convert their notes into ordinary shares at a 15 cent conversion price.

The conversion, if subsequently approved by shareholders at a meeting to be held on 30 April 2003, will eliminate $250 million in liabilities from the Company's balance sheet and extinguish the associated $18.75 million annual interest payments to noteholders. The notes, which mature on 1 October 2005, have a face value of $13.50 and are currently convertible at the option of noteholders for three ordinary shares each.

Noteholders also approved the satisfaction of the $9.375 million interest payment due to listed noteholders on 1 April 2003 by the issue of ordinary shares at 15 cents per share. This conversion does not require shareholder approval, although shareholders will be asked to ratify the share issue at their meeting.

The conversions are a critical part of restructuring ERG's balance sheet to support its growing success in winning large-scale urban transit ticketing technology contracts. Such contracts, while lucrative, require significant capital strength to finance long tender periods and large performance bonds to be placed with transit authorities. ERG's current debt to equity ratio, with the listed notes, means its ability to contest major tenders would be heavily constrained should the conversion not proceed.

According to ERG Chairman, Mr Sandy Murdoch: "The Company is making good progress in strengthening its financial position and this was reflected in the noteholders' strong support for the capital restructure.

"By bringing forward the conversion of the notes we are eliminating this future $250 million liability and the almost $19 million in annual interest payments attaching to them.

"We hope that shareholders will also see both the value and the imperative of the restructure and the significant benefits bolstering the balance sheet will have on the Company's future and on potential returns to investors.

"Following our recent wins in Sydney, Seattle and Washington DC it would be bitterly disappointing to see us miss out on winning further large scale contracts, for which we have

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Listed Noteholders Approve $250 million Debt to Equity Conversion

the best technology, due to a balance sheet that cannot support the size of projects we will be bidding for.

"In addition, the conversion of the more than $9 million April interest payment into equity has an immediate positive impact on the Company's cash position and reflects the clear commitment of noteholders to the Company's future."

These initiatives combined with the sale of Proton World finalised this week, which alone returns a net $60 million to the Company upon settlement, will see the cash position of the Company improve dramatically. In addition, the Proton World sale and conversion of listed notes, once finalised, will remove a combined $34 million in expenses moving forward through the elimination of amortisation and interest charges.

ERG shareholders can expect to receive the Notice of Meeting for the April meeting along with an Explanatory Memorandum and an Independent Expert's report in the week commencing 31 March 2003.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities, including Brussels, Hong Kong, Melbourne, Rome, San Francisco, Singapore, Sydney and Toronto. Throughout the world, the ERG Group has systems supporting more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

Meeting of Convertible Noteholders
Disclosure of Proxy Votes

28 March 2003

ERG
LIMITED

The following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by convertible noteholders at a meeting held on 28 March 2003.

Resolution Number	Description of Resolution	The proxy is to vote for the resolution	The proxy is to vote against the resolution	The proxy is to abstain on the resolution	The proxy may vote at the proxy's discretion
1	Approval of amendments to the Trust Deed	13,883,969	79,001	11,590	331,072
2	Approval of April Interest Capitalisation provision	12,590,931	1,387,437	8,222	319,042
3	Approval of Listed Note Conversion provision	13,488,285	480,933	17,372	319,042
4	Approval of Future Interest Capitalisation provision	13,526,141	453,227	7,222	319,042